            [LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]


                                       August 12, 2004



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:    Larry Green
         Division of Investment Management

Re: Van Kampen High Income Corporate Bond Fund (the "Registrant") Form N-14 / A Registration Statement (No. 333-116994) (the "Registration Statement")

Dear Mr. Green:

         In connection with the Registration Statement, the Registrant hereby requests that the effective date of such Registration Statement be accelerated so that it will be declared effective on August 13, 2004, or as soon thereafter as possible. Please call the undersigned at (312) 407-0863 or Christopher M. Rohrbacher at (312) 407-0940 when a determination as to the effectiveness of the Registration Statement has been made.

         In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant, and the Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in accelerating the effective date thereof does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that should the Commission or the staff accelerate the effective date of the Registration Statement, the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Yours truly,

                                          /s/ Charles B. Taylor

                                          Charles B. Taylor